VIA EDGAR

September 30, 2025

Ms. Doris Stacey Gama

Mr. Jason Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Palatin Technologies, Inc. Draft Registration Statement on Form S-1 Submitted September 11, 2025 CIK No. 000911216

Dear Ms. Gama and Mr. Drory:

On behalf of Palatin Technologies, Inc. (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter, dated September 19, 2025, with respect to the Company’s Draft Registration Statement on Form S-1, which was filed by the Company with the SEC on September 11, 2025 (the “DRS”).

For your convenience, the Staff’s comments have been produced in bold and italics herein with the Company’s response immediately following each comment.

Draft Registration Statement on Form S-1

General

1.

We note that you submitted this draft registration statement more than 45 days after the end of your fiscal year. As such, you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X. Please revise to include audited financial statements for the fiscal year ended June 30, 2025. For guidance, please refer to Section 1220.3 of the Division of Corporation Finance’s Financial Reporting Manual.

RESPONSE:  We respectfully acknowledge the Staff’s comment and note that our 10-K for the fiscal year ended June 30, 2025, was filed on September 23, 2025. Given we meet the requirements to incorporate by reference according to General Instruction VIII on Form S-1, our audited financial statements for the fiscal year ended June 30, 2025, are incorporated by reference in our Registration Statement on Form S-1 (the “Form S-1”) filed with the SEC on September 30, 2025.

September 19, 2025

2.

Please revise to include executive compensation disclosure for the fiscal year ended June 30, 2025. Refer to Item 402 of Regulation S-K and Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE:  We respectfully acknowledge the Staff’s comment and note that our 10-K for the fiscal year ended June 30, 2025, was filed on September 23, 2025. Given we meet the requirements to incorporate by reference according to General Instruction VIII on Form S-1, our executive compensation disclosure for the fiscal year ended June 30, 2025, is incorporated by reference in our Form S-1 filed with the SEC on September 30, 2025.

Information We Incorporate by Reference, page 28

3.

We note that you are incorporating by reference various reports and registration statements previously filed with the Commission. We also note that you have not filed an annual report on Form 10-K for your most recently completed fiscal year. Please advise on your eligibility to incorporate by reference on Form S-1 given General Instruction VII(c) to Form S-1, which states that a registrant must have filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year in order to use incorporation by reference on Form S-1.

RESPONSE:  We respectfully acknowledge the Staff’s comment and note that our 10-K for the fiscal year ended June 30, 2025, was filed on September 23, 2025. Given that our 10-K for the fiscal year ended June 30, 2025, has been filed, we satisfy General Instruction VIII on Form S-1, and are able to incorporate by reference.

*****

Please direct any questions to the undersigned at (212) 908-3905.

Sincerely,

/s/ Faith L. Charles

Faith L. Charles

cc:

Mr. Carl Spana, Palatin Technologies, Inc.